Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333−136666
December 17, 2007

The BearLinx Alerian MLP Select Index ETN to transfer to NYSE Arca

NEW YORK, December 17, 2007 - NYSE Euronext (NYSE Euronext: NYX) today announced that the BearLinx Alerian MLP Select Index ETN  (NYSE Euronext: BSR) will transfer from the NYSE to the NYSE Arca listing and trading platform. BSR is scheduled to transfer effective prior to the opening on Monday, December 31, 2007.

As previously announced, this planned market consolidation, initiated by specialist firms and in consultation with issuers, will be beneficial to investors in terms of savings, efficiency and overall market performance. As one of the most attractive and industry-preferred market structure for trading ETFs and ETNs, NYSE Arca, which utilizes dedicated liquidity providers in the form of Lead Market Makers (LMMs) and Market Makers (MMs), is one of the best platforms to efficiently list and trade the over 240 NYSE Group listed ETFs and ETNs.

All existing NYSE specialist firms are able to act as LMMs in primary listings on NYSE Arca and will continue to provide value for investors and issuers while ensuring liquidity and reducing volatility. By offering a single, harmonized platform for listing and trading ETFs, NYSE Group will further improve efficiencies and market quality.

NYSE Arca’s all-electronic platform is the single largest liquidity pool for ETFs in the U.S. and presents a compelling value proposition for all market participants. In the first half of 2007, NYSE Arca handled 43% of all ETF shares traded in the U.S., representing an ADV of approximately 231.96 million shares per day.

About NYSE Euronext
NYSE Euronext, a holding company created by the combination of NYSE Group, Inc. and Euronext N.V., commenced trading on April 4, 2007. NYSE Euronext (NYSE Euronext: NYX) operates the world’s largest and most liquid exchange group and offers the most diverse array of financial products and services. NYSE Euronext, which brings together six cash equities exchanges in five countries and six derivatives exchanges in six countries, is a world leader for listings, trading in cash equities, equity and interest rate derivatives, bonds and the distribution of market data. Representing a combined $30.3 trillion/€21.3 trillion total market capitalization of listed companies and average daily trading value of approximately $139 billion/€103 billion (as of September 30, 2007), NYSE Euronext seeks to provide the highest standards of market quality and integrity, innovative products and services to investors, issuers, and all users of its markets. NYSE Euronext is part of the S&P 500 and S&P 100 indexes.

Cautionary Note Regarding Forward-Looking Statements
This press release may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning NYSE Euronext's plans, objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on NYSE Euronext's current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause NYSE Euronext's results to differ materially from current expectations include, but are not limited to: NYSE Euronext's ability to implement its strategic initiatives, economic, political and market conditions and fluctuations, government and industry regulation, interest rate risk and U.S. and global competition, and other factors detailed in NYSE Euronext’s reference document for 2006 ("document de référence") filed with the French Autorité des Marchés Financiers (Registered on June 6, 2007 under No. R.07-0089), 2006 Annual Report on Form 10-K, as amended, and other periodic reports filed with the U.S. Securities and Exchange Commission or the French Autorité des Marchés Financiers. In addition, these statements are based on a number of assumptions that are subject to change. Accordingly, actual results may be materially higher or lower than those projected. The inclusion of such projections herein should not be regarded as a representation by NYSE Euronext that the projections will prove to be correct. This press release speaks only as of this date. NYSE Euronext disclaims any duty to update the information herein.

About Bear Stearns
Founded in 1923, The Bear Stearns Companies Inc. (NYSE: BSC) is a leading financial services firm serving governments, corporations, institutions and individuals worldwide. The Company’s core business lines include institutional equities, fixed income, investment banking, global clearing services, asset management, and private client services. Headquartered in New York City, the company has offices worldwide. For additional information about Bear Stearns, please visit the firm’s web site at www.bearstearns.com.

About BearLinxSM Alerian MLP Select Index ETN
The BearLinxSM Alerian MLP Select Index ETN is linked to the Alerian MLP Select Index (ticker: AMZS) (the “Index”), which is published by the Standard & Poor’s, a division of the McGraw-Hill Companies, Inc. (the “Sponsor”), in consultation with Alerian Capital Management LLC (“Alerian”). The BearLinxSM MLP Select Index ETN tracks the change in the level of the Index and pays a monthly coupon equal to the amount of dividends that would be paid from companies underlying the Index each month less a tracking fee.

The Index measures the composite performance of midstream energy oriented Master Limited Partnerships (“MLPs”), and is calculated by the Sponsor using a float-adjusted, market capitalization weighted methodology. The objective of the Index is to provide investors with a comprehensive benchmark for the performance of the energy MLP universe. The MLPs underlying the Index are generally limited partnerships engaged in the exploration, marketing, mining, processing, production, storage or transportation of any mineral or natural resource.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by following the hyperlinks provided below. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-803-9204, or you may request a copy from any other dealer participation in the offering. You may also access the prospectus, prospectus supplement and pricing supplement on the SEC website as follows:

Pricing Supplement: http://www.sec.gov/Archives/edgar/data/777001/000114420407067610/v097269_424b3.htm
Prospectus Supplement: http://www.sec.gov/Archives/edgar/data/777001/000104746906011015/a2172743z424b5.htm
Prospectus: http://sec.gov/Archives/edgar/data/777001/000104746906011007/a2172711zs-3asr.htm

Alerian MLP Select Index, Alerian MLP Select Total Return Index, Alerian MLP Index and Alerian MLP Total Return Index are trademarks of Alerian Capital Management LLC and their use is granted under a license from Alerian Capital Management LLC.